

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Anders Blom
Executive Vice President and Interim Chief Financial Officer
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

> **Re: Oasmia Pharmaceutical AB**
> **Form 20-F for the Fiscal Year Ended April 30, 2017**
> **Filed August 24, 2017**
> **File No. 001-37604**

Dear Mr. Blom:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Division of Corporation Finance
> Office of Healthcare & Insurance